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                                    EXHIBIT 8.2.3.

MORGAN BEAUMONT, INC., TRANSEND LLC AND FINANCIAL SERVICES INTERNATIONAL, INC. REACH AGREEMENT
11/8/2004 11:31:00 AM

SARASOTA, Fla., Nov 8, 2004 (BUSINESS WIRE) -- Morgan Beaumont, Inc. (MBEU), a premier provider of Stored Value and Debit Card solutions, announced that it has reached a settlement with TranSend and FSI regarding litigation brought by
Morgan Beaumont, Inc. against TranSend and FSI in Federal Court last year. ...